UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

        CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

                                    (Registrant)

Date: May 31, 2005

By Jeannine P. M. Webb

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp

                               (Formerly Northern Crown Mines Ltd.)

                               1205 - 675 West Hastings St.

                                                                               Vancouver, B.C. V6B 1N2

                        Phone: (604) 687-4951/Fax: (604) 687-4991

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2005 AND DECEMBER 31, 2004
(UNAUDITED)
MARCH 31, 2005		DECEMBER 31, 2004
$		$

ASSETS
Current Assets
Cash and cash equivalents	356,278	451,514
Accounts receivable	5,681	44,411
	361,959	495,925

Reclamation deposits	11,300	11,300

Resource Assets (note 4)	919,576	944,932

	1,292,835	1,452,157

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	140,369	201,631
Due to related party	74,834	50,612
	215,204	252,243

SHAREHOLDERS' EQUITY

Capital stock	21,928,423	21,403,422

Allotted but not issued	-	525,000

Stock options and warrants	307,127	283,241

Contributed surplus	64,784	64,784

Deficit	(21,222,702)	(21,076,533)
	1,077,632	1,199,914
	1,292,835	1,452,157

"John S. Brock"	"R. E. Gordon Davis"
John S. Brock	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

3 MONTHS ENDED MARCH 31, 2005		3 MONTHS ENDED MARCH 31, 2004

Administration expenses
Bank charges	294	237
Foreign exchange loss (gain)	(60)	-
Tax penalty on flow-through shares renounced	2,482	7,452
Consulting	125	-
Insurance	10,628	2,772
Legal and audit	473	-
Office operations and facilities	10,101	9,901
Management and administrative services	6,237	19,218
Stock-based compensation	23,886	29,753
Shareholder communication	1,468	5,341
Transfer agent and regulatory fees	9,143	8,156
	64,777	82,830

Other Expenses (income)
General exploration expenditures	2,819	13,452
Write-off of exploration expenditures	64,089	2,911
Write-off of mineral property expenditures	14,510	-
Yukon Government Grant	-	(20,000)
Sale of data	-	-
Interest income	(26)	(4,536)
	81,392	(8,173)

Loss for the period	146,169	74,657

Deficit - beginning of period	21,076,533	20,621,033

Deficit - end of period	21,222,702	20,695,690

Basic and diluted loss per common share	$0.00	$0.00

Weighted average number of common shares	33,924,356	28,887,586

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

3 MONTHS ENDED MARCH 31, 2005		3 MONTHS ENDED MARCH 31, 2004
-

Exploration and mineral property expenditures
during the period

Accomodation	-	82
Assays and geochemical analysis	18,450	-
Consulting	16,505	-
Drilling	-	-
Expediting	31	99
Field supplies	318	725
Fuel	-	-
Maps, printing and drafting	730	356
Project management fees	4,137	1,636
Property acquisition costs	210	-
Salaries and wages	13,984	18,398
Surveys	-	-
Transportation	1,698	1,226

Expenditures during the period	56,063	22,522

Balance - beginning of period	944,932	-

Less:
General exploration expenditures	2,819	13,452
Write-off of exploration expenditures	64,089	2,911
Write-off of mineral property expenditures	14,510	-
Reclamation deposit	-	-
	81,418	16,363

Balance - end of period	919,576	6,159

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

3 MONTHS ENDED MARCH 31, 2005		3 MONTHS ENDED MARCH 31, 2004

Cash flows from operating activities
Loss for the period	(146,169)	(74,657)
Items not affecting cash
Sale of data	-	-
Stock-based compensation	23,886	29,753
Write-off of exploration expenditures	64,089	2,911
Write-off of mineral property expenditures	14,510	-
	(43,685)	(41,993)

Changes in non-cash working capital items	1,690	(55,796)

	(41,995)	(97,789)

Cash flows from financing activities
Share issue	-	123,700
Allotted but not issued for private placement	-	-
Share issue costs	-	-
	-	123,700

Cash flows from investing activities
Property acquisition and maintenance costs	(210)	-
Deferred exploration expenditures	(53,031)	(9,071)
Reclamation deposit	-	-
	(53,241)	(9,071)

Increase (decrease) in cash and cash equivalents	(95,236)	16,840

Cash and cash equivalents - beginning of period	451,514	1,067,042

Cash and cash equivalents - end of period	356,278	1,083,882

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

1-

Nature of operations and going concern

The company is in the business of acquiring, exploring and developing mineral properties and has not yet determined whether its current property contains ore reserves that are economically recoverable.  All of the company's mineral property interests are currently located in Canada.  The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its property, and upon future profitable production or proceeds from the disposition of the property.

The company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the company will be successful in raising the required financing.  As at March 31, 2005, the Company had cash and cash equivalents of $385,298, of which $303,142 (December 31, 2004: $342,964) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $127,367 (December 31, 2004: $99,282).

The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2-

Significant accounting policies

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". This new standard establishes when a company should consolidate a variable interest entity in its financial statements.  AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable entity's residual returns, or both.  Adoption of this guideline resulted in no changes to balance sheet and statement of loss and deficit accounts and no change to losses or deficit.

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

3-

Resource assets

	Mineral property acquisition expenditures ($)	Deferred exploration expenditures ($)	March 31, 2005 ($)
Atikokan	0	403,242	403,242
Silver Hope	94,000	323,675	417,675
McBride	0	98,659	98,659
	94,000	825,576	919,576

	Mineral property acquisition expenditures ($)	Deferred exploration expenditures ($)	December 31, 2004 ($)
Atikokan	0	403,238	403,238
Silver Hope	94,000	285,406	379,406
McBride	0	89,718	89,718
Barrington	14,300	58,270	72,570
	108,300	836,632	944,932

4-

Capital stock

Authorized: 250,000,000 common shares without par value, of which 36,314,366 common shares were issued as at March 31, 2005 (December 31, 2004: 29,144,336).

Stock options

As at March 31, 2005, common shares under option are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price ($)	Expiry date
100,000	100,000	0.15	August 21, 2008
1,365,000	1,365,000	0.15	January 3, 2008
2,458,000	1,229,000	0.10	September 17, 2009
3,923,000	2,694,000

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

Stock option information

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options has been included in administrative expenses.  The fair value of options granted was estimated at the date of grant based on the Black-Scholes option-priding model, using the following assumptions:

2004
Expected dividend yield	Nil
Average risk-free interest rate	4.0%
Expected life	5 years
Expected volatility	114%

Warrants

Warrants outstanding and exercisable at March 31, 2005 are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Price per share $	Expiry date
Private placement	820,000	820,000	0.15	December 22, 2005
	820,000	820,000

5-

Related party transactions

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to March 31, 2005 for the following:

  Cost of operations and administration: $13,972

  Fees for professional services provided at per diem rates: $15,473

  Exploration salaries and wages and project management fees: $5,460

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $74,834 to Badger & Co. at March 31, 2005.

CANADIAN EMIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

("MD&A")

(FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2005

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada.  This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended December 31, 2004 and the related notes thereto.  Unless otherwise indicated, all amounts in this MD&A are in Canadian dollars.

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant" or the "Company")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. ("Minera Tatemas"), both corporations formed under the laws of Mexico to carry out mineral exploration and development programs in Mexico.  As the Company no longer holds any mineral property interests in Mexico, the subsidiaries are currently inactive.

DATE

This MD&A is made as of May 13, 2005.

OVERALL PERFORMANCE

Description of Business

The Company is in the business of acquiring, exploring and developing mineral properties.  All of the Company's mineral property interests are currently located in Canada.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the TSX-Venture Exchange under the symbol CXP.

The Company has not yet determined whether any of its exploration properties contain reserves that are economically recoverable.  All direct costs associated with the development of these properties are capitalized as incurred.  If a property is abandoned or continued exploration is not deemed appropriate, the related deferred exploration expenditures and mineral property costs are written off.

Financings

On February 4, 2005, in connection with a private placement for which funds of $525,000 were received during 2004, the Company issued 3,500,000 common shares and 3,500,000 flow-through common shares, and 170,030 common shares in payment of finders' fees.

Working Capital

As at March 31, 2005, the Company had cash and cash equivalents of $385,298 (December 31, 2004: $451,514), of which $303,142 (December 31, 2004: $342,964) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $127,367 (December 31, 2004: $99,282).  Accounts receivable at March 31, 2005 of $5,681 (December 31, 2004: $44,411) were comprised of Goods and Services Tax credits of $5,181 (December 31, 2004: $44,411) and an advance relating to exploration at the Silver Hope Property of $500 (December 31, 2004: $nil).  Accounts payable at March 31, 2005 of $215,204 (December 31, 2004: $252,243) were comprised of an accrual for audit services for the year 2004 of approximately $27,000 (December 31, 2004: $30,000), a penalty in respect of the renunciation of flow-through funds of approximately $2,500 (December 31, 2004: $30,000), an amount owing for legal services of approximately $15,000 (December 31, 2004: $15,000) and an amount owing for taxes on the disposition of the Guadaupe property of approximately $96,000 (December 31, 2004: $96,000), payment due for the acquisition of the Silver Hope Property of $nil (December 31, 2004: $30,000) and amounts owing to Badger & Co. Management Corp. ("Badger & Co.") for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $74,834 (December 31, 2004: $50,612).

RESULTS OF OPERATIONS

Mineral Projects

Exploration and mineral property expenditures from January 1 to March 31, 2005

	ATIKOKAN	BARRINGTON	SILVER HOPE	MC BRIDE	GENERAL	TOTAL
ASSAYS & GEOCHEMICAL ANALYSIS	-	-	18,284	-	166	18,450
CONSULTING	-	3,5388	9,000	1,406	711	16,505
EXPEDITING	4	-	1	-	27	31
FIELD SUPPLIES	-	-	318	-	-	318
MAPS, PRINTING & DRAFTING	-	-	355	263	112	730
MINERAL PROPERTY EXPENDITURES	-	210		-	-	210
PROJECT MANAGEMENT FEES	-	431	2,835	662	209	4,137
SALARIES & WAGES	-	-	5,778	6,610	1,596	13,984
TRANSPORTATION	-	-	1,698	-	-	1,698
TOTAL	4	6,029	38,269	8,941	2,821	56,063

During the three month period ended March 31, 2005, the company expended $56,063 ($22,522 for the three month period ended March 31, 2004) in exploration costs on mineral properties, primarily at the Silver Hope Property, including $2,819 ($13,452 for the three month period ended March 31, 2004) on costs incurred while conducting general exploration.  The Company terminated its agreement in respect of the Barrington Property and wrote off property acquisition costs of $14,510 and deferred exploration costs of $64,089.

ATIKOKAN WEST PROPERTY

In an agreement entered into in 2004 with Teck Cominco Limited ("Teck Cominco"), the Company may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company's prior expenditures and completing a feasibility study.  During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco has the right to earn a 100% property interest subject to a 2% NSR royalty.

The Atikokan West Property, located near Atikokan, Ontario, consists of 162 claim units located along a length of 8 kilometres that cover 7 structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.

During 2004, the Company conducted a detailed prospecting program and the completion of 5 diamond drill holes for a total footage of 1561 metres testing the Zephyr gold zone.  Prospecting of additional zones on the property did not yield encouraging results.  Assay results of the altered and mineralized drill hole intercepts yielded low gold values.

During the period January 1, to March 31, 2005 additional compilation of results was conducted and assessment credit was applied to maintain all claims in good standing trhough 2005.  No field work was conducted during the period January 1 to March 31, 2005.

BARRINGTON PROPERTY

During 2004, the Company conducted a preliminary mapping and sampling program to define drill targets of the Barrington Property.  The results of the field program suggested the attractive higher copper-gold grades were limited to narrower zones than originally anticipated and did not warrant drill testing, On March 31, 2005 the property was returned to the vendor, and the Company wrote off property acquisition costs of $14,510 and deferred exploration costs of $64,089.

SILVER HOPE PROPERTY

In an agreement entered into in 2004 with Sci-Tek Resources Ltd. ("Sci-Tek"), a private B.C. company, the Company may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($45,000 paid in 2004 and $30,000 paid in 2005) and share payments of 1,000,000 shares (200,000 shares issued) by December 31, 2008 to Sci-Tek and completing $5.0 million in exploration expenditures by December 31, 2009.  The Company and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.

The Silver Hope Property is contiguous with the southern boundary of the past producing Equity Silver Mines Property located in central British Columbia and covers prospective stratigraphy for discovery of stratabound copper-silver-gold mineralization.  Prior workers conducted several drilling programs along a two-kilometre strike length of favourable geology that partially outlined 3 near-surface bulk tonnage copper-silver zones.  The zones, named Hope, Superstition and Gaul by prior workers, occur along a favourable horizon in pyroclastic volcanics that have been tested by approximately 40 holes.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 meters.

A re-interpretation of this style of mineralization along a four-kilometre length that includes two deposits that saw production by Equity Silver Mines and 3 zones on the Silver Hope Property suggests opportunity for re-classification of the deposits as stratabound with a hydrothermal overprint.

During 2004, the Company completed 2141 metres of diamond drilling in 8 holes on the Hope and Gaul Zones that tested for higher-grade copper-silver mineralization at depth.  The program was successful in confirming the presence of higher-grade mineralization at depth at the Hope Zone where a breccia feeder zone was outlined.  No such feeder zone was found at the Gaul Zone.

During the period January 1 to March 31, 2005, the report summarizing the 2004 program was completed and appropriate assessment work was filed.  No field work was conducted during the period Janaury 1 to March 31, 2005.

MCBRIDE GRUBSTAKE AGREEMENT

On July 1, 2004, the Company entered into the McBride Grubstake Agreement with two prospectors whereby the Company may earn 90% interest in any mineral claims acquired by the prospectors by making exploration expenditures of $1.0 million, cash payments of $140,000 and 250,000 unit payments on or before December 31, 2008.  Each unit shall consist of one common share of the Company and one 12-month share purchase warrant.  The Company has the right to purchase the remaining 10% interest in the project mineral claims for $100,000 and 1.5 million shares of the Company to be paid to the prospectors.  The prospectors retain a 1% NSR which the Company can buy down 0.5% for $1.0 million.

The McBride project includes a program of initial geochemical silt sampling and prospecting of a Proterozoic shale basin hosting a 50-kilometre long metal-rich horizon.  The exploration objective is discovery of Sedex-style nickel-copper-precious metal mineralization.

During 2004, the Company funded a regional silt sampling and prospecting program to outline areas of potential nickel, copper amd zinc mineralization.  During the period January 1 to March 31 2005, the Company acquired through map staking a large claim block of 132 contiguous claims with 2539 cells that cover a area of interest.  During the second quarter of 2005, the Company plans to intiate a property-wide prospecting and sampling program.

Wayne J. Roberts, P.Geo, Vice-President, Exploration of the Company, a Qualified Person, has reviewed and compiled the mineral projects technical information presented in this document.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

Corporate

Selected Administrative Expenses and Other Expenses (Income):

	Period January 1 to March 31, 2005 ($)	Period January 1 to March 31, 2004 ($)	Year Ended December 31, 2004 ($)	Year Ended December 31, 2003 ($)
Tax penalty on flow-

through shares renounces	2,482	7,452	30,106	14,309
Insurance	10,628	2,772	3,052	2,873
Management and advminstrative services	6,237	19,218	51,756	67,521
Shareholder communication	1,468	5,341	19,991	44,201
Stock-based compensation	23,886	29,753	137,732	145,509
Other	20,076	18,294	156,204	164,628
Total Administrative Expenses	64,777	82,830	398,841	439,041

During the three months ended March 31, 2005, the Company incurred administrative expenses of $64,777 (January 1 to March 31, 2004: $82,830).  The overall decrease relates to the re-proration of costs between companies managed within the office and adminsitrative facilites provided to the Company.  Management and administrative services and Office operation and facilities are provided by Badger & Co. Management Corp. ("Badger & Co.") (see "Related Party Transactions"), and are established on the basis of the time expended on management of the Company.  Insurance costs increased for the period Janaury 1 to March 31, 2005 as compared with the period January 1 to March 31, 2004 due to the increased cost of insurance coverage.  Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $23,886 for the period January 1 to March 31, 2005 (January 1 to March 31, 2004: $29,753) represents the fair value of the vested portion of options for the period.   The tax penalty of $2,485 for the period January 1 to March 31, 2005 (Janaury 1 to March 31, 2004: $7,452) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the prior year for funds expended in the current year.  During the period January 1 to march 31, 2005, the Company earned interest income of $26 as compared with $4,536 for the period January 1 to March 31, 2005, due to decreased cash balances available to for interest-earning instruments.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with March 31, 2005.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	March 31, 2005 ($)	December 31, 2004 ($)	September 30, 2004 ($)	June 30, 2004 ($)	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)
Current Assets	390,979	495,925	727,480	859,960	1,083,883	1,076,320	887,916	529,683
Resource Assets	919,576	944,932	164,635	92,608	6,159	0	1,213,560	1,109,522
Current Liabilities	215,204	252,243	157,386	137,100	174,122	239,196	255,491	177,563
Shareholders' Equity
Capital Stock	21,928,423	21,403,422	21,384,423	21,381,165	21,381,165	21,257,464	20,436,413	20,076,182
Allotted but not Issued	0	525,000	0	0	0	0	0	0
Contributed Surplus	64,784	64,784	64,784	64,784	64,784	64,784	64,784	64,784
Stock Options and Warrants	307,127	283,241	276,802	175,262	175,262	145,509	0	0
Deficit	(21,193,682)	(21,076,533)	(20,970,514)	(20,784,978)	(20,695,690)	(20,621,033)	(19,116,912)	(18,679,325)
Loss for the period	(117,149)	(106,020)	(185,535)	(89,288)	(74,657)	(1,504,121)	(437,587)	(76,401)
Working Capital (Deficit)	175,775 (1)	243,682(1)	(135,668)	(65,188)	5,614	837,124(1)	632,425	352,120
Basic and diluted loss per share	(0.003)	(0.005)	(0.012)	(0.003)	(0.003)	(0.084)	(0.028)	(0.005)

(1)

At March 31, 2005, the Company had cash and cash equivalent of $385,298 (December 31, 2004: $451,514; December 31, 2003: $1,067,042) of which $303,142 (December 31, 2004: $342,964; December 31, 2003: $927,891) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $127,367 (December 31, 2004: $99,282; December 31, 2003: $90,767).

Variations in annual and quarterly loss and loss per shares are affected by the administration costs and by the write down or write offs of mineral property carrying costs.  In accordance with its policies, management reviews the carrying value of the deferred mineral property acquisiton and exploration expenditures to assess whether there has been any impairment in value.  In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value is written down or written off, as appropriate.

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares.  The Company anticipates that all available funds will be used to finance the growth of its business.  Losses for the year are affected mainly by administration costs and write off of deferred exploration and mineral property costs for that year.  These losses vary from year to year depending on the Company's level of activity, and the amount of write offs relating to the project(s) abandoned during the year.  Resource assets balances are dependent on the costs spent to date to earn an interest in projects held at period end.

LIQUIDITY

As at March 31, 2005, the Company had an unrestricted working capital deficit of $127,367 (December 31, 2004: $99,282), which comprised cash of $385,298 (December 31, 2004: $451,514) of which $303,142 (December 31, 2004: $342,964) is restricted to flow-through expenditures on Canadian mineral properties, accounts receivable in the amount of $5,681 (December 31, 2004: $44,411) and current liabilities of $215,204 (December 31, 2004: $252,243).  The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

At March 31, 2005, the Company had 820,000 warrants outstanding allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005, and stock options allowing for the purchase of up to 1,365,000 common shares at $0.15 per share until January 3, 2008, 100,000 common shares at $0.15 per share until August 21, 2008, and 2,458,000 common shares at $0.10 per share until September 17, 2009.

The company has no contractual obligations at December March 31, 2005 other than to expend the remainder of flow-through funds of $ 303,142 on Canadian mineral properties.  All property option payments are made at the election of the Company.

CAPITAL RESOURCES

The Company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the Company will be successful in this regard.  The exploration and subsequent development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional financing will be available to allow the Company to fulfill its obligations on its existing exploration properties.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in the properties.  The Company may in the future be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreement jeopardized.  Furthermore, the Company may be unable to finance the cost required to complete recommended programs.  The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by option, joint ventures or sales) in order to finance further acquisitions, undertake exploration and development of other mineral properties and meet general and administrative expenses in the immediate and long term.  There can be no assurance that the Company will be successful in raising the required financing.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations other than those included under Liquidity or Capital Resources.

RELATED PARTY TRANSACTIONS

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President

Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to March 31, 2005 for the following:

  Cost of operations and administration: $13,972

  Fees for professional services provided at per diem rates: $15,473

  Exploration salaries and wages and project management fees: $5,460

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $74,834 to Badger & Co. at March 31, 2005.

These transactions are in the normal course of operations and are consistent with industry standards.

SUBSEQUENT EVENTS

As at the date of this document, there are no events subsequent to March 31, 2005.

PROPOSED TRANSACTIONS

There are no new acquisitions or proposed transactions contemplated as at the date of this report.

CRITICAL ACCOUNTING ESTIMATES

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2004.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements and the reported amount of income and expenses during the year.  Actual results could differ from those estimates.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Variable Interest Entities

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company's consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company only invests its cash in bank term deposits and/or instruments that are deemed to be very low risk.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at May 13, 2005

Authorized - 250,000,000 no par value common shares

Issued - 36,314,366

Warrants outstanding:

820,000 warrants allowing for the purchase of up to 820,000 common shares at $0.15 per share until December 22, 2005

Stock Options outstanding:

Number of shares outstanding	Number of shares exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.15	Aug 21/08
1,365,000	1,365,000	0.15	Jan 3/08
2,458,000	1,229,000	0.10	Sept 17/09
3,923,000	2,694,000

Escrowed or pooled shares: nil shares.

Risk Factors

The securities of the Registrant are highly speculative.  In evaluating the Company, it is important to consider that the Company is a resource exploration enterprise and that it is in the exploratory stage of its operations.  To date, the Company has had no revenues and there is no immediate expectation of revenues.  A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment.  All costs have been funded through equity and related party advances.  Certain risks are associated with the Company's business including:

Mineral Exploration and Development

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery and the development of commercial mineable mineralized deposits.  Most exploration projects do not result in the discovery of commercially mineralized deposits.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop.  Such development could take years to complete and the resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the company is largely dependent upon factors beyond the Company's control, such as market value of the products produced.  Other than as disclosed herein, the company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's results or financial position.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Environmental Factors

The Company proposes to conduct exploration activities in various parts of Canada.  Such activities are subject to laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which may have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held by the Company.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Canadian provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company's activities are in compliance in all material respects with applicable environmental legislation.  The Company is currently engaged in exploration with nil to minimal environmental impact.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company.  Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation.  The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders.  However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Registrant will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to:  (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation.  Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant.  Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any.  The impact of any such possible future indemnity protection cannot be determined at this time.  Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants.  Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

The Registrant's Common Shares are listed on the TSX-Venture Exchange ("TSX").  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes, and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

Canadian Aboriginal Land Claims

Canadian Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is aware of the mutual benefits afforded by cooperative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation. While there is, to the Company's knowledge, no existing claim in respect of any of its properties, the advent of any future aboriginal land claims and the outcome of any aboriginal land claims negotiations cannot be predicted.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible.  As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength.  Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot by predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Company policy, government regulations, and maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Uncertainty of Markets for Metals

The global market price for metals is influenced by numerous factors beyond the control of the Company. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity.  The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved.  Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile.  Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals.  In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability.  In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities.  The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options.  Such funding would be dilutive to current shareholders.  Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects.  If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production.  In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements.  There can be no assurance of such funding sources.  Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Management and Directors

The Company is dependent on a relatively small number of key directors and officers:  John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb.  Loss of any one of those persons could have an adverse affect on the Company.  The Company does not maintain "key-man" insurance in respect of any of its management.

Price Fluctuations:  Share Price Volatility

In recent years, the international securities markets have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties.  To date, any exploration program carried out by the Company has been an exploratory search for ore.  Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines.  The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore.  Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formation and engineering operating conditions may occur and may expose the Company to liabilities.  Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position.  It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance.  The Company may become subject to liability for pollution or hazards.  Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company.  Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Market Risk

The Company is in the business of mineral exploration.  Metal prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  Variations in annual and quarterly loss and loss per shares are affected by the administration costs and by the write down or write offs of mineral property carrying costs.  There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

See Results of Operations, Liquidity, Capital Resources and Outstanding Share Data as at May 13, 2005 contained within this document.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Additional Financing

In order to continue exploring its mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

OUTLOOK

The Company looks forward to an active mineral exploration season in British Columbia, where further drilling is being considered at the silver-copper Silver Hope Property, and exploration leading to drill target definition is planned at the McBride Project, where potential exists for discovery of copper-nickel-zinc deposits within a 500 square kilometre area recently staked by the Company.

The mineral exploration climate in British Columbia has vastly improved over past years with a combination of improved metals prices and the provincial government providing tax-driven incentives to qualifying exploration companies such as Canadian Empire.  Forecasts for base and precious metals exploration activity in British Columbia approximate a six-fold increase over that seen two or three years ago.

Canadian Empire Exploration Corp

(Formerly Northern Crown Mines Ltd.)

1205 - 675 West Hastings St.

Vancouver, B.C. V6B 1N2

Phone: (604) 687-4951/Fax: (604) 687-4991

May 27, 2005

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

TSX Venture Exchange

Computershare Trust Company of Canada

Dear Sirs:

Re:

Canadian Empire Exploration Corp. (the "Company") - Quarterly Report and Management Discussion and Analysis for the three months ended March 31, 2005 (the "Quarter")

Enclosed are the Quarterly Report and Management Discussion and Analysis for the Company for the Quarter.

The Quarterly Report and Management Discussion and Analysis were mailed today to the shareholders of the company who appear on its Supplementary Mailing List provided to us for this purpose by Computershare Trust Company of Canada, which Supplementary Mailing List has been established pursuant to National Instrument 51-102.

Yours truly,

CANADIAN EMPIRE EXPLORATION CORP.

"Jeannine P. M. Webb"

Jeannine P. M. Webb

Chief Financial Officer and Corporate Secretary

Enclosure

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, John S. Brock, Chief Executive Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May13, 2005

"John S. Brock"__________________

John S. Brock, Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jeannine P. M. Webb, Chief Financial Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 13, 2005

"Jeannine P. M. Webb"_________________

Jeannine P. M. Webb, Chief Financial Officer